TRADEUP ACQUISITION CORP.

February 2, 2023

VIA EDGAR

Lauren Sprague Hamill

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	TradeUP Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4
Filed December 19, 2022
File No. 333-267918

Dear Ms. Hamill:

This letter is in response to the letter dated December 29, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TradeUP Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form S-4 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form S-4 filed December 19, 2022

Risk Factors

We may in the future conduct certain of our clinical trials for our product candidates outside of the United States . . ., page 65

1.	We note your response to prior comment 32, including your statement that Estrella expects to use data from ex-U.S. studies to support its IND applications. As such, please revise this future-focused risk factor caption and narrative disclosure to be consistent with your disclosure on page 194 of the Business section indicating that Eureka has already conducted studies in China, from which Estrella hopes to design clinical development programs in the United States.

Response: In response to the Staff’s comments, we have updated the disclosure in the future-focused risk factor caption and narrative on page 65 and 66 of the Registration Statement.

Potential Purchases of Shares, page 107

2.	We note your revised disclosure in response to prior comment 15, which we reissue. The disclosure on page 107 now indicates that the Founders, directors, officers or advisors or their respective affiliates may privately negotiate the purchase of UPTD common stock or warrants (1) at prices higher than the redemption price and (2) for the purpose of voting such purchased shares in favor of the Business Combination or to satisfy closing conditions pursuant to the Merger Agreement. To the extent you will not rely on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how these transactions would comply with Exchange Act Rule 14e-5. Alternatively, your registration statement for the business combination transaction should be revised to address the following issues and remove any conflicting language:

•	Disclose that the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process;

•	Disclose that any SPAC securities purchased by the SPAC sponsor or its affiliates will not be voted in favor of approving the business combination transaction; and

•	Disclose that the SPAC sponsor and its affiliates do not possess any redemption rights with respect to the SPAC securities or, if they possess redemption rights, they waive such rights.

Response: In response the Staff’s comments, we have removed the conflicting languages on page 107 of the Registration Statement. Further, we respectfully advise that Staff that we have addressed those issues mentioned above on page 107 of the Registration Statement.

Timeline of the Business Combination, page 110

3.	We note your revisions in response to prior comment 18, and we have the following additional comments.

•	On page 110, please revise the references to "proven efficacy" and "proven results," as determinations of efficacy are solely within the authority of the FDA or equivalent foreign regulator.

•	We reissue the last bullet of prior comment 18. In this regard, please further revise your discussion of the negotiations over material terms to describe when and how the UPTD board arrived at a valuation for Estrella. Discuss how, if at all, the analysis and valuation of Estrella evolved during the negotiations.

Response: In response to the Staff’s comments, we have revised the disclosure on page 110 of the Registration Statement to remove references to “proven efficacy” and “proven results.” Further, we revised the disclosures about the valuation for Estrella on page 110 and 111 of the Registration Statement.

Assumptions Utilized for the Projected Financial Metrics Table, page 120

4.	We note your response to prior comment 21, which we reissue in part. With respect to significant estimates and assumptions underlying Estrella’s revenue projections in each year through 2031:

•	Revise further to disclose the material assumptions and estimates underlying the forecasts, including with respect to Estrella's revenue growth rates, operating costs, product launch pricing, gross margins, etc. and the limitations of the forecasts. Provide investors with sufficient information to evaluate the forecasted financial information and its reasonableness.

•	You disclose that the projections are based on the assumption that Estrella's product candidates will "ultimately receive FDA approval." Revise your disclosure to clearly state the year(s) you assume FDA approval is received for each product, and the extent to which the revenues presented reflect that FDA approval was obtained. Explain how you arrived at the probability of regulatory approval for all of Estrella's products and why you have applied the same regulatory success rate for each of the pre-commercialization products.

•	Include in your revisions a discussion of the factors that management and the Board considered, if any, in determining whether the assumptions were reasonable, particularly in light of the length of the forecasts and the fact that Estrella is a pre-clinical company with limited operations and no approved products. Specifically, address the reliability of the projections related to the later years presented.

Response: In response to the Staff’s comments, we have revised the disclosure on page 118, 120 and 121 of the Registration Statement to provide additional assumptions and estimates underlying forecasts presented and FDA approval. We respectfully advise the Staff that we disclosed on page 118 of the Registration Statement that the Board did not rely upon the financial projections in recommending the Business Combination.

Information About Estrella

Business

EB103 Clinical Studies, page 176

5.	We note your response to prior comment 25, which we reissue with respect to the use of the following undefined terms in the discussion of your exploratory clinical study results:

•	Expansion and persistence

•	Durable

•	Tumor control

•	Clearance of tumors

Response: In response to the Staff’s comments, we have updated the disclosure surrounding these terms to clarify their respective meanings.

Artemis Cell Receptor Platform

Preclinical Data, page 178

6.	We note your response to prior comment 26, which we reissue in part.

•	Throughout the Business section, please further revise your discussion of pre-clinical studies to disclose the number of tests conducted in each experiment, and the number of mice used in each test and/or arm thereof.

•	We note the frequent use of phrases such as "significantly lower levels," "a greater fraction," and "substantially less" in your discussion of study results from your early pre-clinical testing. Where appropriate, please revise to quantify the results observed and remove the qualifier "significantly" unless such use is in reference to statistical significance.

Response: In response to the Staff’s comments, we have updated the disclosure of data from pre-clinical studies and revised disclosure using significance as a descriptor.

7.	Please revise figure b on page 185 to indicate the significance of the various colors in the bar chart.

Response: In response to the Staff’s comment, we have revised the disclosure before the figure on page 185 of the Registration Statement to indicate the significance of the various colors in the bar chart.

Our Pipeline of Clinical Programs, page 194

8.	We note your response to prior comment 31. You now state that at present, Estrella has not determined the specific solid tumor indications it will seek to treat with its combination candidate. We also note the filing contains limited discussion regarding the EB103 + CF33-CD19t program. As such, please explain why this program is currently sufficiently material to Estrella's operations to warrant inclusion in the pipeline table. Note that we do not object to your narrative discussion of the EB103 + CF33-CD19t program in the Summary and Business sections.

Response: In response to the Staff’s comment, we have revised the pipeline chart to remove the EB103 + CF33-CD19t program and would expect to provide additional disclosure in the future when additional details surrounding the program are available.

Material Agreements

Services Agreement, page 209

9.	We note your revised disclosures in response to prior comment 35, which we reissue with respect to the third bullet. Please revise further to clarify the term of the Services Agreement. Additionally, you now state on page 209 that pursuant to the Services Agreement dated June 28, 2022, Estrella agreed to pay Eureka $10,000,000 in twelve equal monthly installments for services to be performed in connection with the IND for EB103. Please explain why Estrella has paid Eureka only $1,166,667 of the installments owed to date. Please also reconcile your disclosure here with disclosure on page 191 that payments for manufacturing services are made upon achievement of certain milestones relating to EB103. To the extent you have not done so, revise to disclose your financial obligations under the Services Agreement, including potential milestone payments.

Response: In response to the Staff’s comments, we have further revised the relevant disclosure to clarify the term of the Services Agreement. Additionally, we note that Estrella paid Eureka only $1,666,667 of the installments owed as the parties had reached a mutual understanding in October 2022 whereby, with respect to each subsequent installment, the amount of such installment will be charged to Estrella on a monthly basis but such installments will not be due and payable to Eureka until the consummation of the Business Combination or termination of the Business Combination pursuant to the Merger Agreement. With respect to any installment that has not yet been charged to Estrella prior to the consummation or termination of the Business Combination, the amount of each such installment will be due and payable on a monthly basis. In addition, the parties agreed that any pass-through costs (other than the $21,560 of pass-through costs that Estrella paid to Eureka) will accrue and be charged to Estrella on a monthly basis, but the aggregate amount of such accrued but unpaid pass-through costs will not be reimbursable to Eureka until the consummation or termination of the Business Combination. The parties executed Amendment No. 1 to Services Agreement, effective October 1, 2022, reflecting these terms, which is filed as Exhibit 10.15 to the amendment to the Registration Statement accompanying this letter. The relevant disclosure in the Registration Statement has been revised to discuss the foregoing. Additionally, the disclosure related to payments being made for manufacturing services upon the achievement of certain milestones relating to EB103 was erroneous, and the related disclosure has been revised accordingly.

Estrella Management's Discussion and Analysis of Financial Condition and Results of Operations, page 211

10.	We note your response and revised disclosure to prior comment 37. We further note that you have removed your discussion of your results of operations and liquidity and capital resources for the periods ended June 30, 2022 and 2021, respectively. Please revise your filing to provide a discussion of your results of operations and liquidity and capital resources for all periods covered by the financial statements. Refer to Item 303(b) of Regulation S-K. As previously requested if you elected to combine the results of the predecessor and successor for pre-and post-acquisition periods, please ensure that your presentation complies with Article 11 of Regulation S-X. This comment also applies to the MD&A of UPTD for the year ended December 31, 2021.

Response: In response to the Staff’s comments, we revised the MD&A of UPTD and Estrella to provide a discussion of our results of operations and liquidity and capital resources for all periods covered by the related financial statements in accordance with Item 303(b) of Regulation S-K and Article 11 of Regulation S-X.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Weiguang Yang
Weiguang Yang
Co-Chief Executive Officer

cc:	Arila Zhou, Esq.
Robinson & Cole LLP

Michael J. Blankenship
Winston & Strawn LLP